UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
November 4, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Joint Press Release of Fujitsu and Siemens
Munich (Germany), November 4, 2008
Siemens to sell Fujitsu SiemensComputers share to Fujitsu
Siemens AG and Fujitsu Limited today announced that Fujitsu will acquire Siemens’ 50 percent share in their joint venture Fujitsu Siemens Computers (FSC). The purchase price will be approximately €450 million. The companies plan to close the transaction on April 1, 2009, following approval from the relevant government agencies. In the course of the negotiations, the CEO and president of Fujitsu Siemens Computers, Bernd Bischoff, resigned for personal reasons. Kai Flore, currently CFO of Fujitsu Siemens Computers, has been appointed the new CEO and president of the company.
“We continue to focus our Company on the strategic sectors Industry, Energy and Healthcare. We are happy that our joint-venture partner Fujitsu will acquire our stake in Fujitsu Siemens Computers and will take the company to its next level of success,” added Joe Kaeser, Siemens’ chief financial officer.
“Fully integrating Fujitsu Siemens Computers into the Fujitsu Group fits perfectly into our global growth strategy,” said Kuniaki Nozoe, president of Fujitsu. “We’re inheriting a strong customer base in EMEA and a R&D capability that can support our global products development – not to mention a tremendously talented group of employees who share our values and commitment to grow with our customers as their trusted business partner.”
Fujitsu Siemens Computers was established on October 1, 1999 as a 50-50 joint venture based in Maarssen, The Netherlands. In just a decade, the company has established a leading position in the EMEA market for IT infrastructure, earning a reputation for quality and innovation in the server, PC, and data storage fields. Responding to the needs of its customers, Fujitsu Siemens Computers has also rapidly expanded its infrastructure services business to deliver a full range of innovative IT solutions.
Over the years, Fujitsu and Siemens have developed a mutually beneficial partnership encompassing technology sharing and other collaborative business activities in the information communications field. The companies intend to continue collaborating in various fields of technology in the future.
IMPORTANT: Telephone conference today, Tuesday, November 4, 2008, at 08:15 CET:
To take part in the telephone conference, please dial one of the following numbers (each line is in English language and listen only):

+49 89 9982 99913	from Germany
+1 718 354 1391	from USA
+44 (0)20 7806 1963	from UK
+81 (0)3 3570 8228	from Japan
The confirmation code is 7990704.
In addition, relevant documents can be downloaded at:
http://pr.fujitsu.com/jp/news/2008/11/4-2a.pdf
Press Contacts:
Fujitsu Limited
Public and Investor Relations Division
Inquiries: https://www-s.fujitsu.com/global/news/contacts/inquiries/index.html
+81-3-6252-2176
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Siemens AG
Dr. Marc Langendorf
+49 89 636 37035
marc.langendorf@siemens.com
Fujitsu Siemens Computers (Holding) B.V.
Stefan Müller
+49 89 620604460
Stefan.mueller@fujitsu-siemens.com
About Fujitsu
Fujitsu is a leading provider of IT-based business solutions for the global marketplace. With approximately 160,000 employees supporting customers in 70 countries, Fujitsu combines a worldwide corps of systems and services experts with highly reliable computing and communications products and advanced microelectronics to deliver added value to customers. Headquartered in Tokyo, Fujitsu Limited (TSE:6702) reported consolidated revenues of 5.3 trillion yen (US$53 billion) for the fiscal year ended March 31, 2008. For more information, please see: www.fujitsu.com.
About Siemens
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. The company has around 400,000 employees (in continuing operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of solutions for individual requirements. For over 160 years, Siemens has stood for technical achievements, innovation, quality, reliability and internationality. In fiscal 2007, Siemens had revenue of €72.4 billion and income from continuing operations of €3.9 billion (IFRS). Further information is available on the Internet at: www.siemens.com.
All other company or product names mentioned herein are trademarks or registered trademarks of their respective owners. Information provided in this press release is accurate at time of publication and is subject to change without advance notice.
This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigation we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
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Siemens AG	Media Relations: Marc Langendorf
Corporate Communications and Government Affairs	Telephone: +49 89 636-37035
Wittelsbacherplatz 2, 80333 Munich	E-mail: marc.langendorf@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich
Reference number: AXX200811.4 e	Germany

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: November 4, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling